199 Bay Street, Suite 2200
P.O. Box 447, Commerce Court Postal Station
Toronto, ON Canada M5L 1G4
Telephone:  (416) 777-0101
Facsimile:  (416) 865-1398
http://www.dickinsonwright.com

Geoffrey G. Farr
GFarr@dickinsonwright.com
(416) 777-4005

September 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Division of Corporation Finance - Office of Energy & Transportation

Dear Sirs/Mesdames:

Re: Loncor Gold Inc. Form 20-F for the Fiscal Year Ended December 31, 2023 (the "Form 20-F") Filed April 30, 2024 - SEC File No. 001-35124

 We act as counsel to Loncor Gold Inc. (the "Company"), which forwarded to us your letter to the Company dated August 28, 2024 (the "SEC Letter").  Below are the Company's responses to the comments in the SEC Letter, utilizing the numbering and headings contained therein.  The said SEC comments are set out below in italics for ease of reference.

Form 20-F for the Fiscal Year Ended December 31, 2023

D. Property, Plants and Equipment, page 25

1. We note that you disclose an exploration target on page 20 of your filing. An exploration target must appear in a separate section of the filing and include all the information required under Item 1302(c) of Regulation S-K. Please revise.

Company Response:

Please see Schedule "A" attached hereto under "Company Response to Comment Number 1" with respect to the proposed revisions to the exploration target disclosure on pages 20 and 21 of the Form 20-F (the revisions are highlighted in red).

2. Please revise your summary resource table on page 26 of your filing to include the price and the point of reference used when estimating resources, as required by Item 1303(b)(3) of Regulation S-K.

Company Response:

Please see Schedule "A" attached hereto under "Company Response to Comment Number 2" with respect to the proposed revised summary resource table on page 26 of the Form 20-F.

Dickinson Wright LLP

3. We note that your inferred resource for the Imbo Project includes estimates for the Kitenge and Manzako deposits, which have not been updated in your Technical Report Summary on the Mineral Resources of the IMBO Project in the Democratic Republic of the Congo S-K 1300 Report, effective November 17, 2021. Based on your technical report it appears that the resources for the Kitenge and Manzako deposits are based on a 2014 technical report that uses different cut-off grade assumptions and assumes an underground mining scenario, whereas the Adumbi deposit assumes open-pit mining.  Please revise to remove all mineral resources that are not current, consistent with the requirements under Items 1303(b)(3)(vii) and 1304(f)(2) of Regulation S-K.

Company Response:

The Form 20-F will be revised to remove the references to the mineral resources for the Kitenge and Manzako deposits.

4. Please revise your disclosure to remove mineral resources that are no longer current and mineral resources that are located on adjacent properties. For example we note that you disclose mineral resources on page 31 from a 2014 resource report and page 40 from a 2012 report, and that you disclose a resource estimate of a neighboring property on page 36.

Company Response:

As noted in the response to comment number 3 above, the Form 20-F will be revised to remove the references to the mineral resources for the Kitenge and Manzako deposits.  As well, the reference to the 2012 mineral resource on page 40 of the Form 20-F will be removed.  The Kibali mineral reserves and mineral resources on page 36 of the Form 20-F will also be removed.

5. In a separate section please revise to include the information required by Item 1305 of Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation applicable to all properties.

Company Response:

The internal controls information required by Item 1305 of Regulation S-K related to exploration and mineral resource estimation is included in sections 11 and 12 of the technical report summary, which is incorporated by reference into the Form 20-F.

Item 19. Exhibits

15.4 Technical Report Summary on the Mineral Resources of the Imbo Project, page 85

6. We note that your qualified person has included language at the beginning of the technical report under the "Cautionary Notes" that appears to disclaim certain information in the technical report. For example your qualified person states the mineral resources referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced. In order to comply with Item 1302(a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.

Dickinson Wright LLP

Company Response:

The Company believes that the above comment relates to the following paragraph on pages 2 and 3 of the technical report summary:

"The mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While it is believed that the mineral resource estimates included in this report are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company."

The Company views this cautionary language as typical cautionary information for the reader, and believes it does not disclaim the actual mineral resource estimates.  The mineral resource information has been reviewed and accepted by the qualified person.  It is however prudent and accurate to highlight for the reader that the mineral resource figures are estimates and that no assurances can be given that the indicated levels of gold will be produced.  The language does go on to say that the mineral resource estimates included in the report are well established.  The Company therefore believes that the cautionary language provides enhanced disclosure for the reader.  To address the concern about disclaiming certain information, the Company proposes to remove the last sentence of the above highlighted paragraph.

7. We note the disclosure on pages 41 and 271 of the technical report summary states that the resources for the Kitenge and Manzako deposits are based on a 2014 technical report, and that these mineral resources have not been updated in the current technical report summary. Please revise to remove these resources until they are supported by a current technical report summary.

Company Response:

The technical report summary will be revised to remove the references to the mineral resources for the Kitenge and Manzako deposits.

Dickinson Wright LLP

8. Please revise each mineral resource table to include the specific point of reference as required by Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K.

Company Response:

Each mineral resource table will be revised to include the following in a note to the table: "Mineral resources are measured in-situ."

9. All mineral resources should be current and located on properties under your control, consistent with Instruction 1 to paragraph (b)(96)(iii)(B)(11) of Regulation S-K. Please revise to remove historical mineral resource estimates and mineral resources on adjacent properties.

Company Response:

The technical report summary will be revised to (a) remove the references to the mineral resources for the Kitenge and Manzako deposits, (b) remove the references to the mineral resources from the 2014 report, and (c) remove the references of the Kibali mineral resources and reserves.

10. Please revise to include the information required under Item 601(b)(iii)(B)(11)(v) and (vii) or Regulation S-K.

Company Response:

The qualified person has confirmed that, having regard to the materiality requirement of this item, there are no sources of material uncertainty in the estimates of the mineral resources other than as discussed in the "Interpretation and Conclusions" section of the report.

The technical report summary will be revised to add the following in the "Interpretation and Conclusions" section of the report: "The qualified persons are of the opinion that all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work."

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-4

11. We note that in addressing matters of going concern, the audit opinion states "the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern." Please make arrangements with your auditor to revise their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true.  Refer to PCAOB Auditing Standard 2415.  Please also make conforming changes to your risk factor disclosures at page 4.

Dickinson Wright LLP

Company Response:

Note 2 of the financial statements is specifically referenced in the auditor's report, which Note informs the reader about the going concern matter.  The wording of the auditor's report is accurate in that, depending upon certain uncertainties, there may be significant doubt about the Company's ability to continue as a going (rather than there is, with certainty, significant doubt).  Under paragraph 12 of Auditing Standard 2415, the auditor's conclusion about the entity's ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt about the entity's ability to continue as a going concern" (or similar wording that includes the terms substantial doubt and going concern).  This wording (or similar wording in the case of the use of "significant" versus "substantial") is included in the auditor's report such that the wording complies with Auditing Standard 2415.

As an alternative approach to responding to comment number 11, and to avoid the additional process and costs involved in having the auditor issue a new report, the Company suggests that the wording in comment number 11 be included in the auditor's report in respect of the fiscal 2024 audit (and the conforming change be made to the risk factor disclosure on page 4 of the fiscal 2024 Form 20-F).

Item 18. Financial Statements

Note 2.h. Exploration and Evaluation Assets, page F-17

12. You state in your accounting policy that all direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Please explain how your policy is consistent with the guidance in Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16, which became effective for annual reporting periods beginning on or after January 1, 2022.

Company Response:

The Company is currently in the exploration and evaluation ("E&E") phase, and therefore the standard Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16, does not apply to the Company.  Specifically, as per paragraph 3(c) of IAS 16:

"3. This Standard does not apply to:

(c) the recognition and measurement of exploration and evaluation assets (see IFRS 6 Exploration for and Evaluation of Mineral Resources)."

The Company's accounting policy is fully aligned with the requirements set forth in IFRS 6 Exploration for and Evaluation of Mineral Resources.  Under IFRS 6, exploration and evaluation assets may be measured either by the cost model or the revaluation model as detailed in IAS 16 and IAS 38, following initial recognition [IFRS 6, para 12].  While IFRS 6 does not specifically prescribe how E&E costs should be measured, it is standard practice for such costs to be capitalized as assets, provided that there is a reasonable expectation that the expenditures will generate future economic benefits.  If it is subsequently determined that these expenditures will not yield such benefits, they are written off accordingly.  To evaluate whether expenditures meet the criteria for capitalization, the Company utilizes a variety of information sources.  The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.  This accounting approach is widely used by junior mining companies that are still in the exploratory stage without any major producing assets.  In such cases, where exploration and evaluation expenditures are ongoing and the outcome is still uncertain, capitalizing these costs is consistent with industry norms and IFRS guidance.  Once the technical feasibility and commercial viability of extracting mineral resources are demonstrable, IFRS 6 requires that E&E assets shall no longer be classified as such and need to be tested for impairment under IAS 36, reclassified in the statement of financial position and accounted for under IAS 16 or IAS 38.

Dickinson Wright LLP

Item 18. Financial Statements

Note 9. Exploration and Evaluation Assets, page F-25

13. We note that in connection with your leasing agreement with Ding Sheng, you recorded the Company's attributable revenue of $2.2 million as a reduction to exploration and evaluation assets and reflected the amount as cash flow from investing activities in the consolidated statements of cash flows. Please explain how this treatment complies with the guidance in IFRS 16 Leases, IFRS 15 Revenue from Contracts with Customers, and Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16, as applicable.

Company Response:

The standards cited in comment number 13 above are not applicable to the Company for the following reasons:

(a) Paragraph 3 (a) of IFRS 16 - Leases, excludes leases to explore for or use mineral, oil, natural gas and similar non-regenerative resources.  Since the Company's leasing agreement is directly related to exploration activities, it falls outside the scope of IFRS 16.

(b) The amendments to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use, do not apply to costs the entity incurs in the E&E phase.  The Company, being in the E&E phase, follows the accounting principles prescribed by IFRS 6, as explained in the Company's response to comment number 12 above.

(c) Paragraph 6 of IFRS 15 Revenues from Contracts with Customers, clarifies that the standard applies only if the counterparty to the contract is a customer.  A customer is defined as a party that has contracted with the entity to obtain goods or services that are an output of the entity's ordinary activity in exchange for consideration.  Since the Company is currently in the E&E phase and has not yet commenced production or sales of mineral resources, it does not engage in ordinary revenue-generating activities.  Therefore, the relationship between the Company and Ding Sheng does not fall within the scope of IFRS 15, as it is not a transaction involving the output of the Company's ordinary business activities.

Dickinson Wright LLP

Instead, the arrangement with Ding Sheng is more accurately addressed within the scope of IFRS 6 Exploration for and Evaluation of Mineral Resources, as it pertains to a "farm-out" arrangement.  A "farm out" occurs when a venturer (the "farmor") assigns an interest in the reserves and future production of a mine to another party (the "farmee").

Farm out agreements are largely non-monetary transactions at the point of signature for which there is no specific guidance in IFRS.  Different accounting treatments have evolved as a response.  The accounting depends on the specific facts and circumstances of the arrangement, particularly the stage of development of the underlying asset.  In this case where there are no proven reserves, the accounting is not as clear where the mineral asset is still in the exploration or evaluation stage.  The asset would still be subject to IFRS 6 Exploration for and Evaluation of Mineral Resources rather than IAS 16.  The reliable measurement test in IAS 16 for non-cash exchanges may not be met.  Neither IFRS 6 nor IFRS 11 gives specific guidance on the appropriate accounting for farm outs.

The exemption provided under IFRS 6 allows the Company not to apply the typical hierarchy of IFRS when determining the accounting policy for E&E assets.  This ensures consistency in how the Company accounts for exploration-related activities.  From the Company's perspective, any cash consideration received from Ding Sheng is credited against previously capitalized costs in relation to the disposed interest.  If the cash consideration exceeds the previously capitalized costs, the excess is recognized as a gain on disposal of E&E assets.  The accounting treatment chosen ensures that the Company's financial statements reflect the economic substance of the arrangement in compliance with IFRS 6.

The decision to reflect cash inflows from such leasing agreements as a reduction to E&E assets and classify them as cash flows from investing activities, is appropriate as the nature of the transaction is tied to the investment in exploration activities rather than revenue generation from the sale of goods or services.

*********************************

Please let us know whether you have any further comments.

Yours truly,

DICKINSON WRIGHT LLP

Per:

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr

Schedule "A"

(A)        Company Response to Comment Number 1

Exploration Target

In December 2023, the Company announced an estimate for its priority exploration target below the Adumbi US$1,600/oz pit shell.  The Company reported that the Adumbi resource remains open at depth below the US$1,600 pit shell (maximum depth of pit shell bottom 550 metres below surface), with the Company's estimates of the potential underground exploration target suggesting it could contain between 8.9 million tonnes to 9.6 million tonnes grading 4.7 g/t Au to 4.9 g/t Au to a depth of 800 metres.  These potential quantities and grade are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Adumbi underground exploration target being delineated as a mineral resource.  The exploration target therefore does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.  The Company also reported that:

- The gold mineralisation below the pit shell at Adumbi is considered Loncor's principal "exploration target" to generate additional mineral resources.

- Near the bottom of the pit and below the pit shell, 11 core holes have been drilled which demonstrate that the favourable gold mineralised Banded Ironstone Formation host is thickening at depth below the pit shell with grades and thicknesses potentially amenable to underground mining (see Table 1 and Figures 1 and 2 below).

Table 1: Adumbi Core Holes used to Estimate "Exploration Potential" below the US$1,600/oz Pit Shell

Hole Number	Intersected Width(m)	True Thickness(m)	Gold Grade (g/t)	Location
LADD004	28.00 20.30	22.68 16.44	3.26 2.83	Above base of pit
LADD007	55.43 Incl. 12.45	49.89 11.08	2.76 8.11	Above base of pit
LADD009	32.15 15.36	26.65 12.59	6.17 3.73	Above base of pit
LADD012	13.45 4.05	11.57 3.48	3.63 4.73	Below base of pit
LADD013	20.00 8.20	17.00 6.97	4.21 4.71	Above base of pit
LADD014	11.80	9.20	2.97	Below base of pit
LADD016	25.59 Incl. 6.09	17.66 4.20	2.39 4.78	Below base of pit
LADD026	22.03 11.20	16.30 8.29	5.11 4.93	Below base of pit
SADD050	12.69	10.67	5.51	Above base of pit
SADD052	12.15	7.01	3.24	Above base of pit
SADD053	9.27 23.45	5.70 14.43	3.71 6.08	Above base of pit

Figure 1: Adumbi Longitudinal Section Showing Increase in BIF True Thickness (M) with Depth

Figure 2: Adumbi Longitudinal Section with Contours of True Thickness X Grade Product (GM)

Loncor's independent geological consultants Minecon Resources and Services Limited undertook the Adumbi underground exploration target tonnage and grade estimation ranges using the 11 core holes at the bottom or below the US$1,600/oz pit shell.  A 3-dimensional ("3-D") model was constructed using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in constraining the 3-D geological model. This underground exploration target and the conceptual model have been estimated to a maximum depth of 800 metres below surface and constrained at the top by the US$1,600/oz pit shell.  Grade estimation was undertaken using ordinary krigging with data from the 11 core holes.

In January 2024, the Company announced that drilling tenders have been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program at its priority gold exploration target below the Adumbi open pit gold resource.  Fifteen intersections are proposed below the pit shell with the goal of outlining an inferred underground mineral resource.  This drilling program is estimated to be completed by the end of 2024, at which time it is proposed that an underground inferred mineral resource estimate would be carried out.  The estimated ranges of tonnage and grade of the Adumbi underground exploration target as set out above could change as the proposed drilling program is completed.

(B)         Company Response to Comment Number 2

The following table summarizes the Company's mineral resources for its Adumbi and Makapela deposits(1)(2) as of December 31, 2023 (there were no changes in such mineral resources during the financial year ended December 31, 2023, such that the following mineral resources are the same as they were as of December 31, 2022):

	Indicated Mineral Resources				Inferred Mineral Resources
Property	Tonnage	Grade	Contained Gold	Attributable Gold (3)	Tonnage	Grade	Contained Gold	Attributable Gold (3)
	(tonnes)	(g/t Au)	(ounces)	(ounces)	(tonnes)	(g/t Au)	(ounces)	(ounces)
Adumbi Deposit	28,185,000	2.08	1,883,000	1,594,524	20,828,000	2.65	1,774,500	1,502,647
Makapela Deposit	2,205,000	8.66	614,200	614,200	3,223,000	5.3	549,200	465,063
Total:	30,390,000	2.56	2,497,200	2,208,724	24,051,000	3.19	2,323,700	1,967,709

(1) Numbers in the table may not add up due to rounding.  Both the Adumbi deposit and the Makapela deposit are in the northeast of the DRC.  Loncor does not have any measured mineral resources (indicated and inferred mineral resources only).

(2) Mineral resources were estimated using a long-term gold price of US$1,600/oz.  Mineral resources are measured in-situ.

(3) A total of 84.68% of the Adumbi deposit mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.  The Makepala deposit is currently 100%-owned by the Company, but the Company has entered into an agreement for the sale of the Makapela Project (see the first paragraph under "Loncor's Mineral Properties" above for additional information with respect to this agreement).